April 13, 2015

VIA EDGAR

Ms.  Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Pure Cycle Corporation
Form 10-K for the fiscal year ended August 31, 2014
Filed November 14, 2014
File No.  000-08814

Dear Ms. Thompson:

Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the Commission’s comment letter dated April 1, 2015, regarding the Company’s Annual Report on Form 10-K for the year ended August 31, 2014.  For your convenience, your comments are set forth in bold below, followed by the Company’s response.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 6 – Selected Financial Data, page 30

1.	Please tell us where you have included selected quarterly financial data. Refer to Item 302 of Regulation S-K.

Company response:

Item 302 of Regulation S-K applies to larger reporting companies.  The selected quarterly financial data table is not included in the Form 10-K for the year ended August 31, 2014, because the Company was required to transition from the smaller reporting company to the larger reporting company disclosure system based on its public float as determined on February 28, 2014, the last day of the second quarter of fiscal 2014.  Pursuant to Item 10(f)(2)(i) of Regulation S-K, a smaller reporting company required to transition to the larger company reporting system is not required to comply with the larger company disclosure requirements until the first quarter after the determination date fiscal year, i.e. the first quarter of fiscal 2015.  See Commission Release No. 33-8876 and Compliance and Disclosure Interpretations:  Exchange Act Rules Question 130.04.  The Company’s first quarter for fiscal 2015 ended on November 30, 2014.  Therefore, we were not required to comply with the larger reporting company disclosure requirements until the Form 10-Q for the quarter ended November 30, 2014.  Since Item 302 is not required by Form 10-Q, we plan to provide this information in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015.

34501 E.  Quincy Ave., Bldg.  34, Box 10, Watkins, CO 80137
Tel:  (303)292-3456     Fax: (303)292-3475     www.purecyclewater.com

April 13, 2015

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income and Expense Items, page 41

2.
Please tell us how you have described or explained the impairment of land and water rights held for sale and the impairment of water assets.  In future filings, to the extent you have future material impairments, please discuss in MD&A the facts and circumstances that led to the impairment and provide enough information such that investors can evaluate the likelihood of future impairments.

Company response:

As more fully described in Note 4 of the consolidated financial statements, during the fourth quarter of 2014, the Company determined that in order to meet certain cash requirements related mortgage notes payable, additional acres of farm land and the related water assets would be sold.  The Company acquired its land and water assets used for farming from a third party in 2006.  Pursuant to the purchase agreement, certain existing debt owed by the seller and secured by the land and water assets purchased by the Company was permitted to remain outstanding.  In 2012, the seller defaulted on this debt, which placed the Company’s assets secured by the mortgages at risk, because the holders of the debt could exercise their rights under the mortgages to foreclose on the Company’s land and water to satisfy the unpaid debt.  During the fourth quarter of 2014, the Company estimated that approximately $1.5 million of additional funds would be necessary to meet these obligations.  Therefore, the Company identified approximately 640 acres and 512 FLCC shares that should be classified as held “for sale” rather than held “for use” in the Company’s business enterprise.  On that date, the Company recorded an impairment of approximately $400,000 based on the difference between the carrying value as held “for use” and the estimated selling price based on recent farm land and water asset sales.  Land and water rights held “for use” in our business enterprise are tested for impairment based on their future cash flows using an undiscounted cash flow method.

During fiscal 2012, the Company determined the Paradise Water Supply to be fully impaired and recorded an impairment of $5.5 million.  Every six years the Paradise Water Supply was subject to a finding of reasonable diligence review by the water court and the State Engineer.  For a favorable finding, the Company had to demonstrate that it is diligently pursuing the development of the water rights.  As disclosed in Note 4 of the Company’s Form 10-K for the year ended August 31, 2012, the diligence review completed in 2008 required the Company (i) select an alternative reservoir site; (ii) file an application in water court to change the place of storage; (iii) identify specific end users and places of use for the water; and (iv) identify specific source(s) of the water rights for use.  In fiscal 2012, it was determined that the Company was unable to find potential customers for this water, and therefore, it did not intend to spend the resources needed to meet the 2008 diligence requirements.  Accordingly, the Company fully impaired this water asset.  The Company expects to have no further impairments of a similar nature.

April 13, 2015

In future filings, the Company will disclose within MD&A the considerations and determinations that have led to and could lead to future impairments.

Item 8 – Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

3.	Please tell us why you have classified gain on sale of land and water assets as non-operating income. Please refer to ASC 360-10-45-5.

Company response:

The Company operates two distinct business segments; (i) we provide wholesale water and wastewater service to end-use customers of governmental entities and industrial users utilizing our water assets located near Denver, Colorado, and (ii) we lease land and related water assets located in southeast Colorado for farming.  We derive revenues through (i) water and wastewater sales and (ii) farm lease revenues.  We are not actively engaged in the sale of our farm land and water assets in the ordinary course of business.

In 2012, HP A&M defaulted on certain notes payable secured by certain of our land and water assets used for farming.  As part of remedying the defaults, the Company determined that certain farms presented as investment in water and water assets in the Company’s balance sheet, would be sold in order to provide the liquidity needed to remedy HP A&M’s default and satisfy the mortgage obligations.  The Company contracted to sell specific land and water assets.  The money from the sales agreements was used both to purchase HP A&M’s debt from third party farmers and to purchase the land and water assets in the foreclosure proceedings.  At the time the Company entered into the sales agreements, it was determined that the assets were to be classified as held for sale versus held for use and an impairment was recorded for the difference between the carrying value and the selling price at the date of contract.

After entering into the sales agreements, certain of the assets included in land and water rights held for sale were involved in a lawsuit with HP A&M, the third party who had defaulted on the notes secured by the mortgages on the Company’s land and water rights.  Due to the litigation, the closing of one of the sales transactions took over 2 years and resulted in different pieces of land and related water rights being sold.    At the time of closing, the difference between the carrying value of the assets sold and the assets recorded as held for sale resulted in a gain.  The Company determined the gain should be recorded as non-operating income as the gain was not related to past or current operations, and would be misleading to users of the financial statements if the gain were to be recorded in operations.  In addition, while the Company did consider ASC 360, the Company determined that the specific guidance did not apply due to the land and water assets being components of the Company.

April 13, 2015

Please do not hesitate to contact me regarding the above responses.

Sincerely,

/s/ Mark W.  Harding
Mark W.  Harding
President and Chief Financial Officer

Cc:           Wanda Abel, Davis Graham and Stubbs LLP
Angela Parsons, Crowe GHP Horwath, PC